Madison Funds
550 Science Drive
Madison, WI 53711
608-216-9114
CIK: 0001040612
February 27, 2018

Ms. Sumeera Younis
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Madison Funds - Request for Withdrawal of Certain Post-Effective Amendments to the Trust's Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 333-29511 and 811-08261)

Dear Ms. Sumeera Younis:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Madison Funds (the “Trust” or the "Funds") hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-29511 and 811-08261) relating to Class T shares of the Madison Funds (the “Shares”):

Post-Effective Amendment No.	Filing Date	EDGAR Submission Type	Accession Number
55	2/17/2017	485APOS	0001040612-17-000059
57	4/17/2017	485BXT	0001040612-17-000068
58	5/16/2017	485BXT	0001040612-17-000070
59	6/14/2017	485BXT	0001040612-17-000072
60	7/13/2017	485BXT	0001040612-17-000075
61	8/10/2017	485BXT	0001040612-17-000077
62	9/8/2017	485BXT	0001040612-17-000084
63	10/6/2017	485BXT	0001040612-17-000088
64	11/3/2017	485BXT	0001040612-17-000090
65	12/1/2017	485BXT	0001040612-17-000092
66	12/29/2017	485BXT	0001040612-17-000094
67	1/26/2018	485BXT	0001040612-18-000005
68	2/23/2018	485BXT	0001040612-18-000007

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Shares at this time.  No Shares have been issued or sold, or will be issued or sold, in connection with the Amendments.  This filing relates solely to the Class T shares of the Funds.  This filing is not intended to amend, supersede, or affect any other filings relating to any other classes of the Funds.

The Trust respectfully submits that withdrawal of the Amendments is consistent with the public interest and the protection of investors. If you have any questions, please contact Kevin S. Thompson at (608) 216-9114.

Thank you,

/s/ Kevin S. Thompson
Kevin S. Thompson
Chief Legal Officer & Chief Compliance Officer